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                                                                    EXHIBIT 99.1



 METRO-GOLDWYN-MAYER STUDIOS, PARAMOUNT PICTURES, SONY PICTURES ENTERTAINMENT,

UNIVERSAL STUDIOS AND WARNER BROS. ANNOUNCE ON-DEMAND MOVIE DISTRIBUTION SERVICE

                  MOVIES TO BE AVAILABLE VIA BROADBAND INTERNET


Los Angeles, CA - August 16, 2001 - Metro-Goldwyn-Mayer Studios, Paramount Pictures, Sony Pictures Entertainment, Universal Studios and Warner Bros. have entered into a joint venture to create an on-demand movie service, the first service to offer a broad selection of theatrically-released motion pictures via digital delivery for broadband Internet users in the United States. The announcement was made today by senior executives from each of the participating studios. The service will primarily be an open-access IP (Internet Protocol) based system, although other means of delivery will be explored after the launch of the service. In all cases, movies will be supplied to the service on a non-exclusive basis.

With more than 10 million broadband households and nearly 35 million broadband-enabled users, which include business and college connections, this market has reached a sufficient size to support the creation of an on-demand digital distribution channel. The service will offer broadband web consumers a wide selection of recently released films as well as additional content from film libraries spanning all genres -- action, comedy, drama, family, children, foreign and classics. The service will also be available to other film producers and distributors who want to distribute their films to this consumer base. Each content provider will independently determine its own release windows and pricing strategies. Further details, including a name and launch date, will be announced at a later time.

Chris McGurk, Vice Chairman and Chief Operating Officer, MGM, stated: "By combining the ideal blend of innovation, technology and the Internet, we have created a revolutionary delivery system that effectively offers consumers the best in choice and convenience in the evolving digital landscape. This venture promises to be a dynamic infrastructure for exploiting MGM's renowned brand and film library."

Jonathan Dolgen, Chairman, Viacom Entertainment Group, commented: "We and our partners are pleased to be at the forefront of this groundbreaking endeavor, bringing box-office hits to consumers via the Internet, complementing our existing distribution alternatives. With this service, we can successfully deliver quality content to movie enthusiasts, providing them with greater choices and access, as well as a secure platform to receive their filmed entertainment. This service demonstrates Paramount's commitment to the digital distribution of our content via the Internet."

Mel Harris, President and Chief Operating Officer, Sony Pictures Entertainment, said: "The introduction of the service represents a significant advancement in the development of the Internet as an entertainment medium. In increasing numbers, we see audiences turning towards the broadband Internet as an exciting new channel through which they can access entertainment. Sony Pictures, along with other studios, intend to give them the opportunity to do this."

Ron Meyer, President and Chief Operating Officer, Universal Studios, said: "We are always looking for new ways to bring our content to the consumer. This is one of the many distribution avenues we are pursuing to provide on-demand entertainment in the United States, which
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reflects Vivendi Universal's overall strategy of utilizing a variety of distribution platforms around the world. In addition to the experience of going to the theater or the local video store, this service will provide an exciting and secure new medium for movie viewers to enjoy our films at home."

Barry Meyer, Chairman and Chief Executive Officer, Warner Bros., further said, "We believe human nature is not predisposed towards piracy. By proactively offering a convenient, affordable, high-quality source of content, the film industry can meet the needs of the public, while successfully protecting our intellectual property as we move further into the digital millennium."

As an open access, digital distribution system, the service will deliver film content to consumers reliably, securely and conveniently in a relatively short period of time. Delivery time will vary depending on the speed of the user's access technology. The service will launch with premium film content available via PCs. Movies may be viewed on computers or on a television connected via an ordinary S-video cable or radio frequency device connection, a standard on many current computers. Rollout to other devices and distribution systems is anticipated at a later date. The service will provide an appropriate level of copyright protection to enable the legitimate distribution of content on the web, with the latest Digital Rights Management (DRM) software incorporated and updated over time.

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Contacts:

Lea Porteneuve
Metro-Goldwyn-Mayer Studios Inc.
310-449-3660
lporteneuve@mgm.com

John Wentworth
Paramount Pictures
323-956-5394
john_wentworth@paramount.com

Susan Tick
Sony Pictures Entertainment
310-244-6777
susan_tick@spe.sony.com

Iris Gelt
Universal Studios
818- 777-9775
iris.gelt@unistudios.com

Barbara Brogliatti
Warner Bros.
818-954-7667
Barbara.Brogliatti@warnerbros.com